Exhibit 99.6

[GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE:     April 23, 1999   CONTACT: Kym Cheseldine
                                                     Frederick Brewing Co.
                                                     301-694-7899, x113

                                                     Kevin Brannon
                                                     Frederick Brewing Co.
                                                     301-694-7899, x100

                       FREDERICK BREWING REPORTS IMPROVED
                      RESULTS; DESCRIBES RESTRUCTURING PLAN

FREDERICK, MD--Frederick Brewing Co. (OTCBB: BLUE), the Mid-Atlantic region's largest craftbrewer, today released its financial results for the year and fourth quarter ended December 31, 1998. The Company, which will file its Annual Report with the Securities Exchange Commission on May 5, 1999, announced that its net loss for the fourth quarter of 1998 was $1,277,211 (90 cents per share on 1.4 million weighted average shares outstanding) a reduction of 25% compared to the loss of $1,599,105 ($3.60 per share on 441,000 shares in the same quarter of 1997). The per share figures for both years are based on the 1:10 reverse stock split affected on March 23, 1999. The 1998 results reflect a $191,146 gain from the refinancing of its landlord's mortgage loan and a $123,000 charge for the write down of certain inventories acquired in the acquisition of Wild Goose Brewery, Inc. Including the deemed dividends to preferred shareholders, which is a calculation of the discount at issuance of convertible preferred stock, the net loss attributable to common shareholders was $1,421,792 in the fourth quarter of 1998 versus $2,927,666 in same period of 1997.

For the full year, the Company's net loss was $4,684,711 in 1998 versus $4,363,440 in 1997 ($4.40 per share on 10,544,244 weighted average shares versus $15.90 per share on 2,741,583 shares in 1997). The 1998 loss included one-time charges of $1,200,000 for the termination of a contract and $100,000 loss on the sale of certain equipment after the acquisition of Wild Goose. Without these charges, the net loss narrowed by about $978,000 (22%) to $3,384,711 in 1998.

Gross revenues in the fourth quarter rose by $236,000 (22%) over the previous period from $1,072,585 to $1,308,499. For the full year, revenues rose by $2,234,782 (68%) to $5,521,558 in 1998 versus $3,286,776 in 1997. For 1998, gross profit rose to $945,878, an increase of $705,426 (293%) over 1997 gross profit of $240,452. The improvement reflects gains in capacity utilization due to higher sales volumes and an increase in the operating efficiency of the Company's brewery, which opened in March of 1997 and did not become fully operational until later that year.

Fourth quarter selling, general and administrative ("SG&A") expenses were reduced by $355,391 (21%) to $1,330,622 in 1998 from $1,686,013 in the same period of 1997. For the full year, SG&A expenses, excluding the write-off of the terminated contract, fell by approximately $650,000 (12%) to less than $4 million in 1998 versus more than $4.6 million in 1997. The 1998 expenses also included new, non-cash, amortization charges of $68,353 for the quarter and $250,627 for the full year as the result of the acquisition of the Wild Goose and Brimstone brands in January. The operational improvements were off-set by higher net interest expenses and the one-time charges recorded during the first half of 1998.

FBC's Chief Executive Officer, Kevin Brannon summed up 1998 as a "very tough year. We were forced to recognize that we could not continue to support the investment necessary to develop our brands in remote markets and support new products at the level we did in late 1997 and early 1998." Brannon said that the fourth quarter's reduction in SG&A expenses showed further progress in the Company's cost-cutting efforts and that additional steps taken recently would result in further improvements in later periods. "In the twelve months ending March 31, 1999, we eliminated nearly one-third of the positions we had filled last year, including an entire layer of management across the board, for a projected annual savings of nearly $570,000, as against our 1997 budget. Of these cuts, some eight positions and over $300,000 in compensation expenses have been eliminated since November of 1998. The savings will be reflected in our results for the first and second quarters of 1999. While we cannot downsize our way to profitability, these sometimes painful efforts will go a long way toward lowering our break-even point and our losses."

Among the positions eliminated was that of Vice President-Brewing Operations, which was vacated last week by company co-founder Steve Nordahl. Nordahl resigned in order to re-locate to his native Seattle and pursue interests outside the brewing industry. Brannon said, "It is personally wrenching for us to see Steve leave after working so closely with him for the past seven years but he's a young guy and I understand that he would like a chance to try something different for a while."

Company president Marjorie McGinnis said, "All of us will miss Steve's energy and leadership skills but he leaves us with an experienced brewing and packaging team, led by people who have been with the Company for three to five years. To his credit, Steve built one of the best-trained and most stable groups of production people in the craftbrewing industry. There is no question that this group is ready to step up and carry on the work of making award-winning beers." She also noted that Nordahl had agreed to consult with the Company on special projects for at least twelve months.

FBC Outlines Financial Restructuring and Acquisition Plan

Brannon and McGinnis also laid out the plan the Company and its financial advisors have developed to deal with its current working capital deficit and to return the Company to profitability. They said the plan has several elements, including:

     1. The acquisition of a license to produce and market a brand of malt beverage which is currently being sold in 47 countries around the world and is expected to sell in excess of 1,000,000 cases (72,500 31-gallon beer barrels) in the U.S. market in 1999, with gross revenues of approximately $13,000,000. McGinnis noted that Frederick Brewing sold approximately 31,000 barrels and had gross revenues of about $5.5 million in 1998, meaning that the acquisition would more than triple the Company's revenues and would, after necessary equipment was installed at FBC's brewery, raise FBC's brewery utilization rate from 20% of design capacity to more than 80%. She said this would remove the Company's primary obstacle to profitability: high fixed costs associated with the financing and ownership of the high-tech brewery, completed in mid-1997.

     2. Re-financing senior secured debt of approximately $1.2 million held by First Union National Bank with a new, larger credit facility (in the range of $2-3.3 million), secured by the Company's existing equipment, inventory, accounts receivable and beer brands plus the new accounts receivable and other assets to be in the brand license transaction.

     3. An injection of equity capital for additional investment in marketing both the new brand to be acquired and the Company's existing Wild Goose, Blue Ridge, Hempen and Brimstone brands.

According to Brannon, the Company has been negotiating to acquire the new brand since December and expects to enter into a letter of intent specifying the essential terms within the next 10 - 14 days. The likely structure of the deal will involve a relatively small up-front cash payment, periodic payments based on volumes sold and options to purchase the license outright in future years, Brannon said. He said FBC hopes to close the transaction by July 1 and to bring production to Frederick shortly after the beginning of next year. In the meantime, the new brand would be produced under its current contract brewing arrangement elsewhere and sold by FBC through the national marketing, sales and distribution network already set up to market the brand.

"Operationally, this transaction would transform this company," said McGinnis. "Besides allowing the brewery to operate far more efficiently, we would have the ability to market our other products through a successful national network of salespeople, brokers and wholesalers without incurring the start-up losses we previously experienced in new, distant markets, because their basic expenses are already being covered profitably by sales of the new brand." She said the full advantages from integration of the brand into FBC's operations would probably not be realized for six months or so after the transaction closed.

Brannon also said that the debt refinancing is under discussion with local lenders and private parties and that he expects to complete it within 45 days. The equity portion of the plan has been discussed with numerous parties, any of whom would be expected to be active in management and long-term investors in FBC, according to Brannon. He said completion of the various transactions would remove the financial pressures the Company has faced in recent months and would allow it to generate profits for the first time since it went public in 1996. Brannon said the Company had agreed to terms for a $500,000 short term bridge loan to provide working capital pending the completion of the long-term financial restructuring.

Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the actual management of growth, competition and other risks detailed in the Company's SEC filings. Actual results may differ materially from such information set forth herein.


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